[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

June 21, 2021

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attention:	Jane Park
Celeste Murphy
Christina Chalk

Re:	W. R. Grace & Co.
Preliminary Proxy Statement on Schedule 14A
Filed May 24, 2021
File No. 001-13953

Dear Mses. Park, Murphy and Chalk:

On behalf of our client, W. R. Grace & Co. (“Grace”), we are providing Grace’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated June 8, 2021, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

Grace is concurrently filing via EDGAR this letter and Amendment No. 1 to the Preliminary Proxy Statement (the “Revised Proxy Statement”), which includes revisions made in response to the comments received from the Staff as well as certain additional changes to update the disclosure contained in the Preliminary Proxy Statement.  We are separately furnishing to the Staff courtesy copies of the Revised Proxy Statement marked to show the changes to the Preliminary Proxy Statement.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by Grace’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in the Revised Proxy Statement.  All references to page numbers in Grace’s responses are to the pages of the Revised Proxy Statement.

Opinion of Goldman Sachs & Co., page 41

1.
The second paragraph on page 42 contains language that appears to limit the extent to which shareholders are entitled to rely on your disclosure: “[t]he following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs...”  While appropriate disclaimers concerning the nature of a summary of material information are permitted, please revise to remove the implication that the summary is incomplete.  We also refer to similar language included in the Moelis opinion on page 54.

Response:  In response to the Staff’s comment, Grace has revised the disclosure on pages 42 and 54 of the Revised Proxy Statement.

U.S. Securities and Exchange Commission
June 21, 2021

Management Projections, page 54

2.	Summarize the material assumptions underlying and limitations on the projections disclosed here, other than the assumption that the FCS Acquisition will be consummated.

Response:  In response to the Staff’s comment, Grace has revised the disclosure on pages 55 and 56 of the Revised Proxy Statement.

General

3.
We note that prior to the closing of the Merger, 40 North Management LLC owned approximately 14.9% of outstanding common stock of the company and had identified two of the members of the Board of Directors pursuant to the 2019 Letter Agreement.  40 North and its affiliates are a party to a Voting Agreement with W.R. Grace pursuant to which they will vote their shares in favor of the Merger.  We further note that 40 North designated director Kathleen Reiland initiated the process which resulted in this transaction while still a Board member, pursuant to her email of August 23, 2020 urging the Board to accelerate its strategic review process.  Given 40 North’s affiliation with the Company since 2018, which includes a significant equity stake and two Board designees, please provide your analysis as to why this transaction is not subject to Rule 13e-3 or file a Schedule 13E-3.

Response: After careful consideration of the applicability of Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, the Division’s guidance in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (“Rule 13e-3 C&DI”), Grace determined that the proposed transaction among Gibraltar Acquisition Holdings LLC (“Parent”), Gibraltar Merger Sub Inc. (“Merger Sub”) and Grace (the “Merger”) does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3 because 40 North Management LLC (“40 North”) is not an “affiliate” of Grace within the meaning of Rule 13e-3.

a.	Overview of Rule 13e-3

A “Rule 13e-3 transaction” is defined as including, among other things, (i) a purchase (which, for purposes of Rule 13e-3, includes any acquisition pursuant to a merger) of any equity security by the issuer of such security or by an affiliate of such issuer, or (ii) a solicitation subject to Regulation 14A of any proxy, consent or authorization of, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate, which, in either case, has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii), including, among other things, causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration, or causing any class of equity securities of the issuer that is listed on a national securities exchange to no longer be listed.

U.S. Securities and Exchange Commission
June 21, 2021

An “affiliate” of an issuer is defined in Rule 13e-3 as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.”  Rule 12b-2 under the Exchange Act defines “control” to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.”  Under this definition and the Division’s related guidance, the determination of “control,” which is fundamental to the concept of “affiliate” as defined in Rule 13e-3, is dependent upon specific facts and circumstances.

b.	Applicability of Rule 13e-3 to the Merger

Grace acknowledges that, upon the consummation of the Merger, Merger Sub will be merged with and into Grace and Grace common stock will be delisted from the NYSE and deregistered under the Exchange Act, and accordingly, the Merger will result in the effects described in Rule 13e-3(a)(3)(ii).

Further, Grace acknowledges that, as set forth in the Staff’s letter, (i) as of the time of the execution of the Merger Agreement on April 26, 2021, 40 North, an investment platform related to Standard Industries Holdings Inc. (“Standard Industries Holdings”), the indirect beneficial owner of 100% of the equity interests of Parent and Merger Sub, beneficially owned approximately 14.9% of the outstanding shares of Grace common stock, (ii) concurrently with the execution of the Merger Agreement, 40 North Latitude Master Fund Ltd. (the “Supporting Stockholder”), an affiliate of 40 North, entered into the Voting Agreement with Grace, pursuant to which the Supporting Stockholder committed to vote its shares of Grace common stock in favor of the adoption of the Merger Agreement, (iii) Henry R. Slack, who had been identified by 40 North (but has never been employed or otherwise compensated by 40 North) and included on the slate of director nominees for election at Grace’s 2019 annual meeting of stockholders, was a director of Grace as of the time of the execution of the Merger Agreement on April 26, 2021, and (iv) Kathleen G. Reiland, an employee of 40 North who had been included on the slate of director nominees for election at Grace’s 2019 annual meeting of stockholders, was a director of Grace until her resignation in October 2020.

Notwithstanding the foregoing and for the reasons set forth below, Grace respectfully submits that the Merger does not constitute a Rule 13e-3 transaction and that, consequently, none of Grace, Parent, Merger Sub, Standard Industries Holdings, Standard Industries Inc. (“Standard Industries”), 40 North, the Supporting Stockholder or any other person is obligated to make any disclosure on Schedule 13E-3 in connection with the Merger.

1)	40 North is not an affiliate of Grace

The Division has explained, in its Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”), that the existence of a control relationship for purposes of Rule 13e-3 “does not turn solely upon the ownership of any specific percentage of securities.  Rather, the question is whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies” of the issuer.  The transaction was negotiated on an arm’s-length basis and 40 North does not have sufficient stock ownership, representation on the Board of Directors, relationships with management or contractual relationships that would afford 40 North the requisite ability to direct Grace’s management or policies so as to render 40 North an “affiliate” within the meaning of Rule 13e-3.

U.S. Securities and Exchange Commission
June 21, 2021

Stock ownership not dispositive

At the time of the execution of the Merger Agreement, 40 North beneficially held approximately 14.9% of the outstanding shares of Grace common stock.  While not insignificant, 40 North’s ownership  alone is not sufficient to enable 40 North to unilaterally:  elect or remove any directors; call special meetings; take any action by written consent; amend Grace’s organizational documents; approve any extraordinary transaction involving Grace; or otherwise cause Grace to take any action.  Without significant additional influence over the management and policies of Grace, 40 North’s ownership interest was not sufficient to give it the ability to direct or cause Grace to enter into the Merger Agreement or, more broadly, to make it an affiliate of Grace for purposes of Rule 13e-3.

Notably, in numerous instances over the 40 years following publication of the Interpretive Release, courts, the Division and the Staff have not required that a Schedule 13E-3 be filed for transactions involving stockholders with stakes of similar (or greater) size than that held by 40 North.1

Absence of board representation

As described in the section of the Revised Proxy Statement captioned “The Merger—Background of the Merger,” on February 20, 2019, Grace entered into an agreement with 40 North pursuant to which Grace agreed to nominate Ms. Reiland and Mr. Slack for election to the Board of Directors at Grace’s 2019 annual meeting of stockholders.  However, at the time of the execution of the Merger Agreement and during the critical six-month period prior to Grace’s entry into the Merger Agreement during which the Board of Directors negotiated with 40 North and considered other potential strategic alternatives, 40 North did not have any representation on the Board of Directors or any committees of the Board of Directors.

1 See, e.g., Woodward & Lothrop, Inc. v. Schnabel, 593 F. Supp. 1385, 1394 (D.D.C. 1984) (stockholder was not an “affiliate” within the meaning of Rule 13e-3 despite holding approximately 32% of outstanding shares because target board was not controlled by stockholder); Ranco Incorporated, SEC No-Action Letter (May 1, 1987) (no-action relief from Rule 13e-3 granted despite acquiror holding 14% of outstanding securities).  In addition, the Staff has regularly not required a Schedule 13E-3 even where persons hold or potentially hold a 10% or greater stake in an issuer, including (i) in its review of the Preliminary Proxy Statement on Schedule 14A of Vitamin Shoppe, Inc. filed on September 30, 2019 (File No. 001-34507), where the acquiror was not required to file a Schedule 13E-3, even though the acquiror held 14.9% of the outstanding shares of the target and had an independent, non-employee designee on the target board; (ii) in its review of the Schedule 14A filed by Vivint Solar, Inc. on December 22, 2015 (File No. 001-36642), where Vivint was not required to file a Schedule 13E-3 after review, even though controlling shareholders of Vivint could potentially hold up to a 20% interest in the acquiror; (iii) in its review of the Schedule TO-T filed by Alamos Gold Inc. on January 14, 2013, as amended (File No. 005-78794), where Alamos was not required to file a Schedule 13E-3 even though Alamos held 16% of the outstanding shares of the target; (iv) in its review of the Schedule 14D-1F filed by WWE Equity Holdings Inc. and Brookfield Renewable Energy Partners L.P. on November 26, 2012 (File No. 005-81701), where Brookfield was not required to file a Schedule 13E-3 even though Brookfield held 16.4% of the shares in the target; (v) in its review of the Schedule TO-T filed by Pfizer, Inc. and Eclipse Acquisition Corp. on August 3, 2011 (File No. 005-81358), where Pfizer was not required to file a Schedule 13E-3 even though Pfizer held a 14% interest in the target (that subsequently increased to 18% as a result of entering into tender and voting agreements with the target’s stockholders); and (vi) in its review of the Schedule TO-T filed by Johnson & Johnson and JJC Acquisition Company B.V. on November 12, 2010 (File No. 005-51066), where Johnson & Johnson was not required to file a Schedule 13E-3 even though Johnson & Johnson indirectly held 17.9% of the target’s outstanding share capital.

U.S. Securities and Exchange Commission
June 21, 2021

While Mr. Slack was identified by 40 North in 2019 and was a member of the Board of Directors at the time of the execution of the Merger Agreement, Mr. Slack is not a representative of, nor affiliated with, 40 North.  Mr. Slack is the Managing Partner of Quarterwatch, LLC and has, since 2013, been a director of Alico, Inc.  Mr. Slack is also currently a director of several other non-listed companies mostly based in the United Kingdom, and is Chairman of the Advisory Board of Blakeney Limited Partners and a private investor.  Mr. Slack has no current or prior employment relationship or other association or affiliation with 40 North or Standard Industries.  Indeed, under the terms of the agreement between Grace and 40 North pursuant to which Grace agreed to nominate Mr. Slack for election to the Board of Directors, if Mr. Slack ceased to be a member of the Board of Directors before his term expired, the vacancy was required to be filled by a newly identified replacement who (like Mr. Slack) was “independent of both [Grace] and the 40 North Group” (emphasis added).  Accordingly, Mr. Slack should not be viewed as a representative of 40 North on the Board of Directors.

Ms. Reiland is an employee of 40 North and a board member of Standard Industries.  Critically, however, Ms. Reiland resigned from the Board of Directors effective October 13, 2020, only shortly after Grace’s selection of its financial advisors for the strategic review process and the October 9, 2020 introductory presentation by such advisors of their preliminary independent assessments regarding Grace’s strategic alternatives.  Furthermore, Ms. Reiland’s resignation occurred nearly one month prior to the November 9, 2020 public announcement by 40 North of its first offer to acquire Grace and more than six months prior to the final determination of the Board of Directors to approve the Merger Agreement.  Thus, while it is true that Ms. Reiland occupied a seat on the Board of Directors for approximately one and a half years, during which time the Board of Directors explored potential strategic transactions, Ms. Reiland was not on the Board of Directors in the decisive period from November through April, during which the Board of Directors met ten times to evaluate Grace’s potential strategic alternatives, including 40 North’s proposals.  From the time of Ms. Reiland’s resignation, 40 North was no longer represented on the Board of Directors and instead pursued an acquisition of Grace alongside other potential transaction counterparties as part of Grace’s strategic review process.

The Staff noted in its letter that Ms. Reiland “initiated” the strategic review process.  Grace respectfully submits that this characterization is inconsistent with the facts.  As described in detail in the section of the Revised Proxy Statement captioned “The Merger—Background of the Merger,” the Board of Directors and senior management regularly review and assess Grace’s business strategies, including strategic opportunities and potential business combination, acquisition or sale transactions.  In February 2019, before Ms. Reiland joined the Board of Directors, Grace entered into a confidentiality agreement with a potential strategic partner (Counterparty A) regarding a potential business combination and engaged in discussions and due diligence with Counterparty A over the following two months.  In March 2019, again before Ms. Reiland joined the Board of Directors, a representative of Grace contacted a second bidder (Counterparty B) to assess their interest in a potential strategic transaction with Grace.  During the first half of 2020, the Board of Directors and management focused their attention and resources on addressing the impact of the Covid-19 pandemic on Grace’s business, responding to the various quarantine, workforce furloughs, shut down, social distancing, safety and other similar measures, and improving Grace’s financial results and stock price performance.  During this time, the Board of Directors also continued to consider its strategic alternatives, consistent with its commitment to all Grace stockholders, including engaging in preliminary discussions with a significant shareholder of Counterparty A to explore alternative structures for a potential transaction.  As the economic crisis precipitated by the Covid-19 pandemic stabilized in mid-2020, discussions among members of the Board of Directors regarding a potential strategic transaction took on renewed priority.  Over the course of the summer of 2020, both prior to and after Ms. Reiland’s August 23, 2020 email, the Board of Directors and Grace management received communications from several Grace stockholders not affiliated with 40 North regarding Grace’s strategic direction, including in the form of letters to the Board of Directors and questions to Grace management during scheduled investor conference calls and virtual meetings.  Among other things, these investors argued that, in light of Grace’s stock price performance, the Board of Directors should undertake a strategic review process.  Although Ms. Reiland’s subsequent August 23, 2020 email to the Board of Directors urged the acceleration of plans to undertake a strategic review process, that email expressed her agreement with the substance of the investor communications, and did not initiate a sales process.  Indeed, Ms. Reiland’s August 23, 2020 email was neither the first nor the last correspondence to the Board of Directors on the topic of the strategic review prior to the August 30, 2020 meeting at which the Board of Directors determined to undertake a strategic review and engage two financial advisors to assist the Board of Directors in that process.

U.S. Securities and Exchange Commission
June 21, 2021

Moreover, as described in the section of the Revised Proxy Statement captioned “The Merger—Background of the Merger,” notwithstanding the view of Ms. Reiland that a strategic review process be conducted publicly, at its meeting held on October 9, 2020, prior to Ms. Reiland’s resignation, the Board of Directors directed Grace’s management and financial advisors to conduct the strategic review process and outreach to potential transaction counterparties in private.

In sum, Grace did not undertake a strategic review process at the direction of Ms. Reiland, nor did the Board of Directors ultimately direct that the strategic review be conducted in the manner preferred by Ms. Reiland.

Accordingly, Grace has revised the disclosure on pages 29 and 30 of the Revised Proxy Statement in response to the Staff’s comment.

Arm’s-length process

As described in the section of the Revised Proxy Statement captioned “The Merger—Background of the Merger” and as publicly disclosed by 40 North in the amendments to its Schedule 13D and by Grace in its press releases and reports on Form 8-K, the negotiations among 40 North and the Board of Directors were conducted on an arm’s-length basis as part of Grace’s strategic review process and during a period in which Grace was also engaged with other potential transaction counterparties.

First, the Board of Directors retained two internationally recognized investment banking firms and external legal counsel with significant experience in mergers and acquisitions.  The Board of Directors tasked Goldman Sachs and Moelis with conducting independent assessments regarding Grace’s potential strategic alternatives, which they reviewed with the Board of Directors on October 9, 2020 and subsequently updated on several occasions through the end of April.  Thereafter, the Board of Directors met ten times as part of the strategic review process.

Second, as described in more detail in the section of the Revised Proxy Statement captioned “The Merger—Background of the Merger,” Mr. La Force and representatives of Grace, including its financial advisors, at the direction of the Board of Directors, contacted five strategic parties identified by Grace, Goldman Sachs and Moelis as potentially having an interest in a potential strategic transaction involving Grace.  In addition, representatives of various financial sponsors contacted Goldman Sachs and Moelis to express an interest in a possible strategic transaction involving a combination of Grace with all or a part of their portfolio companies.  Mr. La Force also re-engaged with Counterparty A on multiple occasions between November 2020 and February 2021, as well as with Counterparty B in November 2020.  Certain parties held one or more meetings with Grace’s management or financial advisors, and Counterparty C entered into a confidentiality agreement with Grace to facilitate further discussions regarding a potential transaction.  Beginning in mid-December 2020 and throughout the first three months of 2021, Counterparty C, Grace and their respective advisors held mutual due diligence sessions to further understand the other party’s business, including potential opportunities for synergies of a hypothetical combined company.  In February 2021, Counterparty C submitted a proposal for an all-stock merger with Grace.  As further described in the Revised Proxy Statement, the Board of Directors met several times to evaluate Counterparty C’s proposal, discussed the proposal at length with its advisors and management, and ultimately determined that the proposal was less attractive than 40 North’s latest all-cash bid of $65.00 per share.  Thereafter, Mr. La Force continued to negotiate the valuation and other transaction terms with Counterparty C; ultimately, however, the parties were unable to reach an agreement on relative valuation, and the discussions terminated at the end of March 2021 (almost six months after Ms. Reiland resigned from the Board of Directors).

U.S. Securities and Exchange Commission
June 21, 2021

Third, Grace’s management and Board of Directors rejected 40 North’s initial proposal and, over the course of negotiations and an extensive diligence process with 40 North, succeeded in extracting significant concessions on terms and price for the benefit of all Grace stockholders.  On November 9, 2020, 40 North sent a letter to the Board of Directors offering to acquire Grace for $60 per share in cash, subject to certain conditions.  The very same day, Grace issued a press release stating that “Grace’s Board of Directors unanimously believes that 40 North’s $60 per share proposal significantly undervalues the Company and is not a basis for further discussion.”  This is clear evidence that 40 North was situated at arm’s length from Grace.  On January 11, 2021, 40 North revised its offer to acquire Grace to $65 per share in cash, subject to certain conditions.  On January 12, 2021, the Board of Directors determined that it would be in the best interests of Grace to respond to the revised 40 North offer by entering into a customary confidentiality agreement so that Grace might provide 40 North with additional information and engage in discussions regarding the revised proposal.  On February 1, 2021, after more than two weeks of negotiation, Grace entered into a confidentiality agreement (the “2021 Confidentiality Agreement”) with 40 North and certain of its affiliates.  Following entry into the 2021 Confidentiality Agreement, the parties engaged in a robust and intensive nearly three-month-long, arm’s-length negotiation and diligence process between Grace and 40 North, its financing sources and their respective representatives.  The diligence process included no fewer than 15 diligence sessions via telephone calls and videoconferences, as well as access to a virtual data room with information regarding Grace typical of due diligence processes between arm’s-length parties.  During that negotiation, on April 1, 2021, 40 North delivered a further revised “best and final offer” to acquire Grace for $70 per share of Grace common stock in cash, subject to certain conditions, which offer provided that 40 North would receive the same cash consideration as Grace’s other stockholders and did not provide for 40 North to “roll over” its shares or receive differential consideration in the Merger.  The parties then took a further three weeks to negotiate and finalize the terms of the Merger Agreement and related documents.  The course of negotiations, the conduct of the diligence process and the two revised offers increasing the price to be paid for Grace’s common stock all reflect a customary and thoroughly negotiated arm’s-length process that was in no way controlled by 40 North.

Absence of contractual relationships

Standard Industries and 40 North do not buy products from or supply inputs to Grace and do not have contractual relationships with Grace, other than the Merger Agreement and agreements ancillary thereto, including the Voting Agreement, the 2021 Confidentiality Agreement and the 2019 Letter Agreement.  Since Ms. Reiland’s resignation, 40 North is no longer entitled to designate a representative of 40 North to the Board of Directors pursuant to the 2019 Letter Agreement.

U.S. Securities and Exchange Commission
June 21, 2021

As the Staff noted in its letter, the Voting Agreement requires 40 North, through the Supporting Stockholder, to vote in favor of the adoption of the Merger Agreement and any other action necessary for the consummation of the Merger.  Critically, however, the Voting Agreement does not provide 40 North with the right to control Grace; rather, by requiring that 40 North enter into the Voting Agreement in connection with the execution of the Merger Agreement, the Board of Directors sought to enhance 40 North’s commitment to the transaction for the benefit of all other stockholders by limiting 40 North’s ability to elect to vote against the transaction at a later date.  Accordingly, Grace believes that the Voting Agreement is similar to voting agreements that are frequently requested of large stockholders of parties to mergers and acquisitions (including many transactions that are not subject to Rule 13e-3), even where the large stockholders are not themselves the counterparty to the applicable transaction, for the purpose of increasing deal certainty.  In addition, notwithstanding the Voting Agreement, given the size of 40 North’s ownership interest in Grace, 40 North’s vote in favor of the transaction, without the support of a large number of other stockholders of Grace, would not be sufficient to approve the Merger as a matter of Delaware law.  Accordingly, the Grace stockholder vote is not, as suggested in the Interpretive Release may be the case in other scenarios, a “mere formality.”

Also relevant to the Rule 13e-3 analysis is the 2021 Confidentiality Agreement between Grace and 40 North, pursuant to which 40 North and its affiliates agreed, among other things, to comply with certain standstill restrictions until March 31, 2021, subject to the earlier termination of such restrictions in certain circumstances.  By entering into the 2021 Confidentiality Agreement, 40 North temporarily relinquished its ability to seek additional influence over Grace, including by purchasing additional shares of Grace common stock, launching a proxy contest to seek representation on the Board of Directors, entering into any arrangements with directors of Grace, launching a hostile tender offer or forming any “groups” with third parties seeking to control Grace.  The Board of Directors insisted on including a standstill provision in the 2021 Confidentiality Agreement in order to facilitate a constructive dialogue between the parties to reach mutually agreeable terms, prevent 40 North from exerting undue pressure on the Board of Directors to approve the Merger and protect the integrity of the arm’s-length strategic review process.

Absence of any special relationship with management

40 North does not have any relationship with management of Grace which would provide 40 North with a say over the operations or management of Grace or would influence the Board of Directors’ decision to approve the Merger Agreement.

In its prior guidance, including in Sections 201.01, 201.05 and 201.06 of the Rule 13e-3 C&DI, the Division has indicated that an important consideration in any Rule 13e-3 analysis is the continuity of management of the target company post-transaction.  According to Section 201.01, factors that should be considered when determining whether Rule 13e-3 obligations apply to a particular transaction include “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management executive, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror.”  Additionally, as set forth in Section 201.05 of the Rule 13e-3 C&DI, an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions and otherwise be in a position to ‘control’ the surviving company.”  Here, none of the members of management of Grace have discussed, negotiated or entered into any agreement or understanding with 40 North with respect to any rollover of their equity interests in Grace, representation on the surviving company’s board post-closing or the terms of any post-closing employment.  In fact, the equity awards held by management as of immediately prior to the closing will generally convert into the same cash consideration that public stockholders will receive, subject to the specific terms and conditions described in the Revised Proxy Statement.

U.S. Securities and Exchange Commission
June 21, 2021

2)	The Merger does not raise the concerns that Rule 13e-3 was intended to address

As described in the Interpretive Release, Rule 13e-3 was adopted to protect unaffiliated security holders from the potential for abuse or coercion by an issuer or its affiliates that may be present in a going private transaction.  In the Interpretative Release, the SEC signaled its concern that an affiliate of the issuer standing on both sides of a transaction could design the transaction to accommodate its interests rather than (or at the expense of) the issuer’s unaffiliated security holders.  However, in the case of the Merger, the opportunity for abuse that Rule 13e-3 was designed to address is not present.

As described above, the Merger was the result of comprehensive, arm’s-length negotiations between 40 North and Grace at the direction of the Board of Directors, a majority of whom are independent from Grace management under the listing standards of the NYSE and the rules and regulations promulgated under the Exchange Act, and none of whom had any connections to or affiliation with 40 North following Ms. Reiland’s resignation.  In addition, the Board of Directors insisted on Merger Agreement provisions designed to protect the interests of Grace’s stockholders, including, among other things, a right of the Board of Directors to respond to any alternative acquisition proposal that is, or could reasonably be expected to lead to, a superior proposal, to change its recommendation to Grace’s stockholders if the failure to do so would be inconsistent with its fiduciary obligations under applicable law, and to terminate the Merger Agreement to enter into a definitive agreement for a superior proposal, in each case subject to certain specific customary conditions (including the payment in certain circumstances of a reasonable termination fee).  Given the thorough process that was followed by Grace management and its Board of Directors, and the protections included in the Merger Agreement and the ancillary agreements, this Merger did not and does not present the opportunity for the type of abuse or coercion of stockholders that Rule 13e-3 is intended to mitigate.

Further, while the Division indicated in the Interpretive Release that the mere existence of a vote in and of itself is not dispositive (because affiliates of the issuer may already hold the requisite vote for approval), we note that the stockholders of Grace other than 40 North have a very meaningful say in whether this transaction is completed.  The adoption of the Merger Agreement by Grace’s stockholders requires approval of a majority of the shares of Grace common stock issued and outstanding as of the Record Date for the Special Meeting.  Because only approximately 14.9% of the outstanding shares of Grace common stock are subject to the Voting Agreement, the Merger Agreement cannot be adopted under Delaware law without broad-based support from stockholders of Grace other than 40 North, and such stockholders are free to vote against the Merger, if they so choose.  In fact, in order to ensure that Grace’s other stockholders may vote freely without any semblance of duress, the Merger Agreement does not require Grace to reimburse Parent for its transaction expenses if the Merger Agreement is terminated following Grace stockholder’s refusal to adopt the Merger Agreement, nor does it require Grace to pay a termination fee to Parent if the Merger Agreement is terminated following Grace stockholders’ failure to adopt the Merger Agreement in the absence of an adverse change of recommendation by the Board of Directors or an alternative acquisition proposal.

U.S. Securities and Exchange Commission
June 21, 2021

In sum, notwithstanding the fact that 40 North is a 14.9% stockholder of Grace and previously designated one employee to the Board of Directors, the opportunities for coercion or abuse of stockholders that Rule 13e-3 was intended to address are not present in this transaction.  The purposes for which Rule 13e-3 was adopted are not implicated, and therefore the rule should not be deemed applicable to the Merger.

4.
With respect to the filing of a Schedule 13E-3, please add as filing persons Gibraltar Acquisition Holdings LLC, Gibraltar Merger Sub Inc., 40 North Management LLC, 40 North Latitude Master Fund Ltd., as well as Standard Industry Holdings Inc. and Standard Industries Inc., or explain why such entities should not be included as filing persons.

Response: For the reasons discussed above, Grace believes that Rule 13e-3 does not and should not apply to this transaction and, accordingly, that none of Parent, Merger Sub, Standard Industries Holdings, Standard Industries, 40 North or the Supporting Stockholder is a Schedule 13E-3 filing person in connection with the Merger.

*          *          *          *          *          *

U.S. Securities and Exchange Commission
June 21, 2021

If you have any questions, please do not hesitate to contact me at (212) 403-1060, or my partners Andrew R. Brownstein at (212) 403-1233 or Gregory E. Ostling at (212) 403-1364.

Very truly yours,

/s/ Mark A. Stagliano
Mark A. Stagliano

cc:	Cherée H. Johnson, Senior Vice President, General Counsel and Secretary, W. R. Grace & Co.
Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz
Gregory E. Ostling, Wachtell, Lipton, Rosen & Katz